

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2024

John Rettig
Chief Financial Officer
Bill Holdings, Inc.
6220 America Center Drive, Suite 100
San Jose, CA 95002

      Re: Bill Holdings, Inc.
          Form 10-K for the fiscal year ended June 30, 2023
          File No. 001-39149

Dear John Rettig:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Technology

cc: Raj Aji